JSC "Svyazinform" of Chelyabinsk region

161 Kirova Street, Chelyabinsk, 454000 Russia
Telephone No: 7(3512) 662-609, Fax No: 7(3512) 666-704
http://www.chsi.ru, E-mail: dispet@chelptt.ru

September 30, 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Open Joint Stock Company "Svyazinform" of the Chelyabinsk Region
Exemption No.: 82-4768

Dear Sir or Madam:

In connection with the exemption of open joint stock company "Svyazinform" of the Chelyabinsk region pursuant to Rule 12g3-2(b), according to the registration and reporting requirements of the Securities Exchange Act as of 1934, and in compliance with its ongoing requirement under Rule 12g3-2(b)(1)(iii), enclosed please find:

1. Information on the results of the annual shareholders' general meeting of OJSC "Chelyabinsksvyazinform" as of May 22, 2002;
2. Balance sheet as of September 30, 2002;
3. Information on the essential issues concerning financial and economical activities of OJSC "Chelyabinsksvyazinform" as issuer;
4. List of affiliated persons as of 30 September, 2002;
5. Information on the bond issue, results of the placement of the bonded loan and its repayment;
6. Members of the issuer;
7. Number of employees of the issuer. General development of the business. Key services and their share in the general income.

Morgan Guaranty Trust Company of New York acts Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-86926 which was declared effective by The SEC on April 19, 2002.

dlw 1/14

Sincerely,
Anatoly Y. Umnikin
General Director
of JSC "Svyazinform" of the Chelyabinsk Region

Information on the results of the annual shareholders' general meeting of OJSC "Chelyabinsksvyazinform" as of 22 May 2002

Number of sharehoders included into the Register of shareholders which are entitled to participate in the shareholders' general meeting – 2363.

As of date of the list of the shareholders' entitled to participate in the shareholders' general meeting the Company has placed 4,508,023 ordinary shares, of which:

1) 109,233 are owned by members of the Board of Directors or individuals holding management posts in the Company;
2) the Company has redeemed - 13,019.

Total amount of placed voting shares of the Company excluding shares the Company has redeemed makes up 4495004.

In the annual shareholders' general meeting of OJSC "Chelyabinsksvyazinform" shareholders and authorized representatives of the shareholders owning in the aggregate 3633142 voting shares or 80.826% of the total amount of voting shares.

During the shareholders' general meeting the following issues have been considered:

1. Adoption of annual report, annual accounting control, including profit-and-loss report (profit-and-loss account) of OJSC "Chelyabinsksvyazinform", profit-and-loss distribution according to the results of the business year 2001.
2. Determination of the amount of dividends for the year 2001, also determination of the outpayment form, timing of dividend payments and payout period for each share class.
3. Election of the members of the Board of Directors of OJSC "Chelyabinsksvyazinform".
4. Election of the members of the auditing committee of OJSC "Chelyabinsksvyazinform".
5. Approval of the new version of the Articles of OJSC "Chelyabinsksvyazinform".
6. Approval of the new version of the Provision on the general shareholders' meeting procedure of OJSC "Chelyabinsksvyazinform".
7. Approval of the new version of the Provision on the Board of Directors of OJSC "Chelyabinsksvyazinform".
8. Approval of the new version of the Provision on the Board of OJSC "Chelyabinsksvyazinform".
9. Adoption of the auditor of OJSC "Chelyabinsksvyazinform" for the year 2002.
10. On the partaking of OJSC "Chelyabinsksvyazinform" in the Association of the ISKRA Federal business service network operators.

Resolution on the first issue:

Adopt annual report, annual accounting control, including profit-and-loss report (profit-and-loss account) of OJSC "Chelyabinsksvyazinform", profit-and-loss distribution according to the results of the business year 2001.

Resume on the voting results:

"FOR" - 3629535 (99.90% of the total amount of the shareholders' votes participating in the meeting and having voting entitlement for this issue of the agenda);
"AGAINST" - no voting papers;
"ABSTAINED" - 565 or 0,02%.
There were no invalid voting papers.

Resolution on the second issue:

Pay dividends for the year 2001:

a) for odinary shares at the rate of 2,224 rbl. per share
b) for preferred shares Class A at the rate of 6,022 rbl. per share
c) for preferred shares Class B at the rate of 3,011 rbl. per share

Dividends are to be paid in monetary funds and in other assets not later than on December 31, 2002 in the cash departments of OJSC "Chelyabinsksvyazinform" and its divisions and with the availability of the shareholders' applications by entering to the accounts or by postal money transfer.

Resolution has been taken by the majority of votes of the shareholders, which own voting shares and participate in the shareholders' general meeting.

Elected to Board of Directors of OJSC "Chelyabinsksvyazinform" have been:

1.Vadim Y. Belov	3618448
2. Irina M. Ragozina	3619788
3. Oksana V. Petrova	3619766
4. Anatoly Y. Ufimkin	4761374
5. Sergey I. Kuzyaev	3620735
6. Dmitry V. Levkovsky	3399426
7. Oleg A. Lebedinets	2730333

The auditing committee of OJSC "Chelyabinsksvyazinform" has been elected in the following membership due to the results of the voting:

#	Name of the candidate	Number of votes for each candidate represented by valid voting papers		
		for	**against**	**abstained**
1	Anna Y. Kozlova	3 538 230	131	530
2	Larisa V. Tareyeva	3 537 882	118	556
3	Galina D. Katina	3 538 173	204	517

Resolution on the fifth issue:

Approve the new version of the Articles of OJSC "Chelyabinsksvyazinform".
The resolution has been taken by majority of ¾ of votes registered for participating in the meeting.
Total amount of votes of the shareholders participating in the meeting and having voting entitlement for this issue – 3 633 142, participated in the voting – 3633100.

Resume on the voting results:
"FOR" – 3 632 509 votes (99.98% of the total amount of the shareholders' votes participating in the meeting and having voting entitlement for this issue of the agenda);
"AGAINST" - no voting papers;
"ABSTAINED" – 591.

During the meeting the following resolution has been taken: "Approve the new version of the Provision on the general shareholders' meeting procedure of OJSC "Chelyabinsksvyazinform".

Resume on the voting results:
"FOR" – 3 632 658 votes (99.99% of the total amount of the shareholders' votes participating in the meeting and having voting entitlement for this issue of the agenda);
"AGAINST" - no voting papers;
"ABSTAINED" – 442.

Resolution on the seventh issue:

Approve the new version of the Provision on the Board of Directors of OJSC "Chelyabinsksvyazinform".

Resume on the voting results:
"FOR" – 3 628 311 votes (99.87% of the total amount of the shareholders' votes participating in the meeting and having voting entitlement for this issue of the agenda);
"AGAINST" - 152;
"ABSTAINED" – 620.
Invalid voting papers including in aggregate 117 votes.

During the meeting the following resolution has been taken: "Approve the new version of the Provision on the Board of OJSC "Chelyabinsksvyazinform".
"FOR" – 3 628 418 votes (99.87% of the total amount of the shareholders' votes participating in the meeting and having voting entitlement for this issue of the agenda);
"AGAINST" – 152;
"ABSTAINED" – 630.

Resolution on the ninth issue:

Adopt firm of auditors "Top Audit" for the year 2002 in the capacity of an auditor of OJSC "Chelyabinsksvyazinform" (licence No. 000936).
Resume on the voting results:

“FOR” – 3 628 518 votes (99.87% of the total amount of the shareholders’ votes participating in the meeting and having voting entitlement for this issue of the agenda);
“AGAINST” – 204;
“ABSTAINED” – 465.

During the meeting the following resolution has been taken: “Join the Association of the ISKRA Federal business service network operators”.
“FOR” – 3407387 votes (93.79% of the total amount of the shareholders’ votes participating in the meeting and having voting entitlement for this issue of the agenda);
“AGAINST” – 88;
“ABSTAINED” – 221 439.
Invalid voting papers including in aggregate 169 votes.

BALANCE SHEET

03 JAN -8 AM 10:52

	CODES
Form No. 1 OKUD	0710002
	2001 10 25
Date (year, month, date)	01156483
	7453013360
	52300
	47/17
OKDP	384

for **9 months of 2002 r.**

Organization "Svyazinform pc" Chelyabinsk Region.
OKPO

Tax Identification Number **7453013360**
TIN

Activities communications

Approved on

Delivery/acceptance date

ASSETS	Code of Line	At the start of the accounting period	At the end o the accounting period
1	2	3	4
1. Non-CIRCULATING ASSETS			
Nona-material assets (04, 05)	110		
including patents, licences, trade marks, (service marks), other similar rights and assets,	111		
organization expenses,	112		
business reputation of the Company	113		
Main assets,(01, 02, 03),	120	3228153	3269868
including: land sites, and objects of nature management,	121		423
buildings, machinery and equipments	122	2262020	2288090
Non-finished construction (07,08,16,61)	130	159980	245858
Profitable investments in material values (03),	135		
including: property for leasing	136		
property offered under hire contracts	137		
Long term financial investments (06,82)	**140**	13202	435956
including: Investments into affiliated entities	141	300	300
investments in dependant companies	142	4804	4804
investments in other organizations	143		
loans for the period exceeding 12 months	144		1500
Other long term financial investments	145	8098	429352
Other non circulating assets	150		
Total Part 1	**190**	3401335	3951682

ASSETS	Code of Line	At the start of the accounting period	At the end o the accounting period
1	2	3	4
II. CIRCULATING ASETS			
Reserves	**210**	112059	110672
including: raw material, materials and other similar values (10, 12, 13 16)	211	47878	59726
cattle under breeding and fattening (11)	212		
expenditures of work-in-progress (cost of circulation) (20, 21, 23, 29, 30, 36, 44)	213	1255	21
finished products and goods for resale (16, 40, 41)	214	6856	12624
products delivered (45)	215		
expenditures of future periods (31)	216	56070	38301
other reserves and expenditures	217		
Value added tax on purchased values (19)	220	49105	78022
Receivables expected in more than 12 months after accounting date	**230**		14895
Including: Buyers and customers (62, 76,82)	231		1864
Bills receivable (62)	232		
Debts of affiliated and dependant companies (78)	233		
Advances paid (61)	234		
Other debtors	235		13031
Receivables expected within 12 months after accounting date	**240**	402750	534570
Including buyers and customers (62, 76, 82)	241	188542	262488
Notes receivable(62)	242		488
Debts of affiliated and dependant companies (78)	243	6235	
Debts of members (founders) to the authorized capital stock (75)	244		
advances paid out (61)	245	103515	174704
Other debtors	246	104458	96890
Short-term investments (56, 58, 82),	**250**	1371	7064
Including loans issued for the period of less than 12 months	251		
shares purchased from the shareholders	252		1164
Other short-term investments	253	1317	5900
Finance	**260**	104067	71487
including: cash (50)	261	824	1344
bank accounts (51)	262	55146	17341
hard currency accounts(52)	263		
other financial means (55, 56,57)	264	48097	52802
Other circulating assets	270		
TOTAL PART II	**290**	669352	816710
BALANCE (SUM OF 190+290)	**300**	4070687	4768392

LIABILITIES	Code of Line	At the start of the accounting period	At the end o the accounting period
1	2	3	4
III. CAPITAL AND RESERVES			
Authorized capital stock (85)	410	365233	365233
Additionalcapital stock (87)	420	2480209	2480209
Reserve capital (86)	430	70580	70580
Including: Reserve fund, formed in conformity with the legislation	431	49892	49892
Reserves formed in conformity with the by-laws	432	20688	20688
Social fund (88)	440		
Non distrubuted profits of previous years (88)	460	206575	185207
Non-covered losses of previous years (88)	465		
Non-distributed profits of the accounting year (88)	470	X	75440
Non-covered losses of the accounting year(88)	475	X	
TOTAL PART III	**490**	**3122597**	**3176669**
IV. LONG TERM LIABILITIES			
Loans and credits (92, 95),	510	92311	541086
Including: Credits of banks, to be reimbursed in more than 12 months after accounting date	511	68597	515312
loans to be reimbursed in more than 12 months after accounting date	512	23714	25774
Other long-term liabilities	520	13209	1
TOTAL PART IV	**590**	**105520**	**541087**
V.SHORT-TERM LIABILITIES			
Loans and credits (90,94),	610	229000	445846
Including: Credits of banks to be reimbursed in more than 12 months after accounting date	611	229000	445846
Loans to be reimbursed in more than 12 months after accounting date	612		
Payables	620	602429	580026
including: suppliers and sub-contractors (60, 76)	621	499885	382002
notes payable (60)	622		
debts to affiliated and dependant companies (78)	623		
debts to the personnel of the company (70)	624	12008	22274
debts to stat off-budget funds (69)	625	9128	6394
debts to the budget (68)	626	14222	59494
advances received (64)	627	30722	26766
other creditors	628	36464	83096
debts to the members (founders) in paying out income (75)	630	6197	20763
income of future periods (83)	640	4944	4001
Reservce of future expenditures (89)	650		
Other short-term liabilities	660		
TOTAL PART V	**690**	**842570**	**1050636**
BALANCE (sum of 490+590+690)	700	4070687	4768392

INFORMATION ABOUT THE VALUES ACCOUNTED FOR ON OFF-BALANCE ACCOUNTS

Description	Code of line	At the start of the accounting period	At the end of the accounting period
1	2	3	4
Rented main assets (01)	910	673326	604567
Including: leasing	911	457760	387980
Goods and materials accepted as deposits (002)	920		212
Goods accepted on	930	14141	19698
Debts of insolvent debtors written off as losses (007)	940	16227	20411
Provision of obligations and received payments (008)	950		
Provision of obligations and issued payments (009)	960	624901	2247689
Depreciation of living accommodation (014)	970	175	783
Depreciation of objects of land improvement and other similar objects (015)	980		
Official forms (006)	990	2619	1945

Director Chief Accountant

(Signature) (Name in block letters) (Signature) (Name in block letters)

Information on the substantial facts (events, actions) affecting the economic and financial activitiesof the issuer, which is OJSC "Chelyabinsksvyazinform"

On 18 April 2002 the list of legal entities, in which the Company holds a share participation, has changed.

1. Full name of the legal entity, the share participation of which in the authorized capital stock has changed: *Limited liability company "South Ural Cellular Telephone".*

Place of performance: *454000, Chelyabinsk, ul. Kirova, 161.*
Mailing address: *454899, Chelyabinsk, ul. Kirova, 104, POB 122.*
Issuer's share in the authorized capital stock of Limited liability company "South Ural Cellular Telephone" before change: *40.0%*
Issuer's share in the authorized capital stock of Limited liability company "South Ural Cellular Telephone"after change: *44.9%*
Date as of the share change in the authorized capital stock: *18 April 2002*

2. Full name of the legal entity, the share participation of which in the authorized capital stock has changed: *Closed joint stock company "Radiotelephon-G"*

Place of performance: *454000, Chelyabinsk, ul. Vasenko, 100*
Mailing address: *454000, Chelyabinsk, ul. Vasenko, 100*
Issuer's share in the authorized capital stock of Closed joint stock company "Radiotelephon-G" before change: *0.0%*
Issuer's share in the authorized capital stock of Closed joint stock company "Radiotelephon-G"after change: *100.0%*
Date as of the share change in the authorized capital stock: *18 April 2002*

3. Full name of the legal entity, the share participation of which in the authorized capital stock has changed: *closed joint stock company "Mobile service"*

Place of performance: *454000, Chelaybinsk, ul. Tsvillinga, 10*
Mailing address: *454000, Chelaybinsk, ul. Tsvillinga, 10*
Issuer's share in the authorized capital stock of closed joint stock company "Mobile service" before change: *0.0%*
Issuer's share in the authorized capital stock of closed joint stock company "Mobile service" after change: *100.0%*
Date as of the share change in the authorized capital stock: *18 April 2002*

On 24 April 2002 the list of individuals, which hold 5 and more percents of votes in the supreme management body of the issuer, has changed.
"ING Bank (Eurasia) Ltd (limited liability company)" – nominee name
Place of performance: *123022, Moscow, ul. Krasnaya Presnya, 31*
Mailing address: *123022, Moscow, ul. Krasnaya Presnya, 31*
Vote percentage in the supreme management body of the issuer before change: *1.267%*
Vote percentage in the supreme management body of the issuer after change: *5.6317%*
Date of the change: *24 April 2002*

On 13 May 2002 there was a once-only increase of the profit (loss) of the issuer by more than 10%.
Profit for the 4 quarter of 2001 – 53099 thsnd. rbl.
Profit for the 1 quarter of 2001 – 80713 thsnd. rbl.
Absolute change – 27632 thsnd. rbl.
Change in percent – 52.04%

Profit increase occurred because of the changes in the book-keeping system – in 4 quarter 2001 other operational incomes and expenses are indicated including realized and retired fixed assets, since 2002 indication is made with no cost registration. Also, profit increase occurred on account of non-sale profit decrease in connection with the refund of the out-of-use reserve doubtful debts.

On 22 July 2002 the list of individuals, which hold 5 and more percents of votes in the supreme management body of the issuer, has changed.
TAFT ENTERPRISES LIMITED – owner
Place of performance: *2-4 arch Makarios III Avenue Capital Center 9th floor Nicosia, Cyprus*
Mailing address: *109104, Moscow, ul. Taganskaya, 17-23, building C, 6th floor*
Vote percentage in the supreme management body of the issuer before change: *8.5661%*
Vote percentage in the supreme management body of the issuer after change: *0%*
Date of the change: *22 July 2002*

On 10 August 2002 there was a once-only increase of the profit (loss) of the issuer by more than 10%.

Profit for the 1 quarter of 2002 – 80713 thsnd. rbl.
Profit for the 2 quarter of 2001 – 59143 thsnd. rbl.
Absolute change – 21588 thsnd. rbl.
Change in percent – 26.5%

Profit decrease occurred because of the increase of the reserve of doubtful debts at the rate of 42 mln. rbl.

On 30 September reorganization of the issuer took place.
Full name: *Open joint stock company*
Place of performance: *454000, Russia, Chelyabinsk, ul. Kirova, 161*
Mailing address: *454000, Russia, Chelyabinsk, ul. Vorovskogo, 71*
Reorganization method: *company takeover*
Authorized body, which has taken the decision: *extraordinary general shareholders' meeting of OJSC "Svyazinform" of the Chelyabinsk region that took place on 26 September 2002.*

Method and order of securities placement by reorganization: *Conversion of ordinary and preference shares, unredeemed bonds of OJSC "Chelyabinsksvyazinform" in appropriate securities of OJSC "Uralsvyazinform". Conversion has been performed in accordance with the takeover agreements and the rate, adopted by the extraordinary general shareholders' meeting.*

Date of reorganization: *30 September, 2002*

LIST OF AFFILIATED PERSONS

"Svyasinform pc"

Chelyabinsk Region

(Issuer's Code 00136-A)

as of 30.09.2002

Deputy Director General
V.A. Chernyshev

List of Affiliated Persons

Affiliated persons	Number of shares belonging to a person	Share of the person in the stock capital of the Company
Name: *Vadim Y. Belov* Resident of: Moscow Grounds: a member of the Board of Directors (Supervision Committee) of the Company Date of the start of the validity of the grounds: 22.05.2002		
Name: *Sergey I. Kuzyaev* Resident of: Perm Grounds: a member of the Board of Directors (Supervision Committee) of the Company Date of the start of the validity of the grounds: 31.05.2001	-	-
Name: *Oleg A. Lebedinets* Resident of: Moscow Grounds: Member of the Board of Directors (Supervision Committee) of the Company Date of the start of the validity of the grounds: 31.05.2001	-	-
Name: *Dmitry V. Levkovsky* Resident of: Moscow Grounds: Member of the Board of Directors (Supervision Committee) of the Company Date of the start of the validity of the grounds: 31.05.2001		
Name *Oksana V. Petrova* Resident of: Moscow Grounds: Member of the Board of directors (Supervision Committee) of the Company Date of the start of the validity of the grounds: 18.05.2000	-	-
Name: *Irina M. Ragozina* Resident of: Chelyabinsk Grounds: Member of the Board of Directors (Supervision Committee) Date of the start of the validity of the grounds: 15.05.1997	-	-
Name: *Valery A. CHERNYSHEV* Resident of Chelyabinsk Grounds: Member of the Board of Directors (Supervision Committee) of the Company Date of the start of the validity of the grounds: 15.05.1997 Ground: member of the Corporate Executive Board of the Company Date of the start of the validity of the grounds: 1.07.1995	Ordinary shares: 741 Preference shares, Type A: 1508 Preference shares, Type B -	0,0%
Name *Sergey V. AKIMENKO* Resident of Chelyabinsk Grounds: Member of Corporate Executive Board Date of the start of the validity of the grounds: 24.07.1996	Ordinary shares: 100 Preference shares, Type A - Preference shares, Type B -	0,0%
Name *Pavel G. ZAVORIN* Resident of Chelyabinsk Grounds: Member of Corporate Executive Board of the Company Date of the start of the validity of the grounds: 20.05.1993	Ordinary shares: 21 540 Preference shares, Type A - 1007 Preference shares, Type B -	0,3%
Name *ZIMIN Vyacheslav Georgiyevich* Resident of Chelyabinsk Grounds: Member of Corporate Executive Board of the Company Date of the start of the validity of the grounds 27.01.1998	Ordinary shares: 95 Preference shares, Type A: 621	0,0%

Name *Anna G. IVANOVA* Resident of Chelyabinsk Grounds: Member of Corporate Executive Board Date of the start of the validity of the grounds: 20.05.1993	Ordinary shares: 18 200 Preference shares, Type A: 1020 Preference shares, Type B	0,29%
Name *Vitaly V. STOYANOV* Resident of Chelyabinsk Grounds: Member of Corporate Executive Board of the Company Date of the start of the validity of the grounds: 14.02.2000	Ordinary shares: 78 Preference shares, Type A - Preference shares, Type B -	0,0%
Name *Anatoly Y. UFIMKIN* Resident of Chelyabinsk Grounds: Authorized as the Personal Executive of the Company Date of the start of the validity of the grounds: 19.05.1993 Grounds: Member of the Board of Directors (Supervision Committee) Date of the start of the validity of the grounds: 19.05.1993 Grounds: other Chairman of the Corporate Executive Board of the Company Date of the start of the validity of the grounds: 19.05.1993	Ordinary shares: 67 379 Preference shares, Type A: 1 807 Preference shares, Type B: -	1,04%
Name: Investitsionnaya Kompaniya Svyazi pc (Communications Investing Company pc) Registered address: 55, Plyushchikha, Building 2, 119121, Moscow Mailing address: 55, Plushchikha, Building 2, 119121, Moscow Grounds: The person is authorized to manage more, than 20 per cent of the voting shares of the Company Date of the start of the validity of the grounds: 1.09.1995	Ordinary shares: 2 540 031 Preference shares: Type A Preference shares, T ype B	38,2%
Name: Yuzhno-Uralsky Sotoviy Telefon (South Ural Cellular Telephone pc) Registered address: 161, Kirov street, 454000, Chelyabinsk Mailing address, P.o.Box 122, 104 Kirov street 454899 Chelyabinsk Grounds: The Company is authorized to manage more, than 20 per cent of the voting shares, allotted to the shares, comprising the Stock Capital of said person. Date of the start of the validity of the grounds: 29.12.1995	-	-
Name: Assotsiatsiya Kanal TV (TV Channel Association Co. Ltd.) Registered address: 4, Vitebskaya street, 4554126, Chelyabinsk Mailing address: 4 Vitebskaya street, 454899, Chelyabinsk Grounds: the Company is authorized to manage more, than 20 per cent of the voting shares, allotted to the shares, comprising the Stock Capital of the Company of said person Date of the start of the validity of the grounds: 24.06.1996	-	-
Name: Closed joint stock company "Mobile service" Registered address: 454000, Chelaybinsk, ul. Tsvillinga, 10 Mailing address: 454000, Chelaybinsk, ul. Tsvillinga, 10 Grounds: the Company is authorized to manage more, than 20 per cent of the voting shares, allotted to the shares, comprising the Stock Capital of the Company of said person Date as of the share change in the authorized capital stock: 18 April 2002	-	-
Name: Closed joint stock company "Radiotelephon-G" Registered address: 454000, Chelyabinsk, ul. Vasenko, 100 Mailing address: 454000, Chelyabinsk, ul. Vasenko, 100 Grounds: the Company is authorized to manage more, than 20 per cent of the voting shares, allotted to the shares, comprising the Stock Capital of the Company of said person Date as of the share change in the authorized capital stock: 18 April 2002	-	-

Name: Svyazinformkomlekt Co. Ltd. Registered address: 4A, Darvin street, 454087, Chelyabinsk Mailing address 4A, Darvin street, 454087, Cheyabinsk Grounds: the Company is authorized to manage more, than 20 per cent of the voting shares, allotted to the shares, comprising the StocOk Capital of the Company Date of the start of the validity of the grounds: 1.06.1998	-	-
Name: Tsentr Vnedreniya Spesializirovannykh Sistem (Special System Implementation Center pc) Registered address: 161, Kirov street, 454005, Cheltabinsk Mailing address: 161, Kirov street, 454005, Chelyabinsk Grounds: The Company is authorized to manage more, than 20 per cent of the voting shares, comprising the Stock Capital of the Company Date of the start of the validity of the grounds: 4.08.1998		
Name: Non-Governmental Pension Fund "Szyazist" Registered address: 10. Zwilling street, 454000, Chelyabinsk Mailing address: 10, Zwilling street, 454000, Chelyabinsk Grounds: The Company is authorized to manage more, than 20 per cent of voting shares, comprising the Stock Capital of the Company. Date of the start of the validity of the grounds: 17.03.1997		

SERIES OF DEBENTURE BONDS. DECISIONS ON ISSUING. REPORT OF THE ISSUE

Series	Date of approval/ Resolution on issue of SD	Date of State registration/ Resolutions of issue of FKCB	Area of allocation	Cost of allocation	Term of allocation (following the resolutions of the Report)	Term of clearing	Current state of the issue
01 natural persons	23.12.1999 / 31.10.2000	28.02.2000 / 27.12.2000	Kopeisk Miass Magnitogorsk Chelyabinsk	8 000	25.04.2000 – 19.10.2000	1.04.2006 – 30.06.2006	Placement confirmed
02 juridical persons	23.12.1999 / 28.12.2000	28.02.2000 / 8.02.2001	Kopeisk Miass Magnitogorsk Chelyabinsk	10 000	21.08.2000 – 22.12.2000	1.07. 2006 – 30.09. 2006	Placement completed
03 natural persons	23.12.1999 / 30.11.2000	28.02.2000 / 27.12.2000	Chelyabinsk, Kalinin District Kurchatov District	8 000	22.04.2000 – 02.11.2000	1.10. 2006 – 31.12. 2006	Placement completed
04 natural persons	17.05.2000 / 21.02.2001	17.07.2000 / 22.03.2001	Nyazepetrovsk Emanzhelinsk Chelyabinsk	8 000	4.11.2000 – 22.01.2001	1.03. 2007 – 31.05. 2007	Placement completed
05 natural persons	17.05.2000 / 30.11.2000	17.07.2000 / 27.12.2000	Chelyabinsk	8 000	2.08.2000 – 13.11.2000	1.06. 2007 – 31.08.2007	Placement completed
06 natural persons	22.08.2000 / 21.02.2001	19.09.2000 / 22.03.2001	Zlatoust Magnitogorsk Chelyabinsk	8 000	20.10.2000 – 13.02.2001	1.09.2007 – 30.11.2007	Placement completed
07 natural persons	22.08.2000 / 21.02.2001	19.09.2000 / 22.03.2001	Magnitogorsk Trotsky Kopeisk Zlatoust Chelyabinsk	8 000	10.10.2000 – 12.02.2001	1.12.2007 – 29.02.2008	Placement completed
08 physical persons	22.08.2000 / 21.02.2001	19.09.2000 / 22.03.2001	Chelyabinsk Verkhny Ufaley Kyshtym Katav-Ivanovsk Kusa Ust-Katav Satka Uyskoye Chebarkul Korkino Miass Ozyorsk Kartaly Magnitogorsk Zlatoust	8 000	17.10.2000 – 15.02.2001	1.03.2008 – 31.05.2008	Placement completed
09 natural persons	30.11.2000 / 20.04.2001	27.12.2000 / 16.05.2001	Kopeisk Zlatoust Katav-Ivanovsk Kusa Satka Magnitogorsk Chelyabinsk Ust-Katav	8 000	15.01.2001 – 10.04.2001	1.06.2008 – 31.08.2008	Placement completed
10 natural persons	30.11.2000 / 20.04.2001	27.12.2000 / 16.05.2001	Verkhny Ufaley Kyshtym Ozyorsk Kartaly Nyazepetrovsk Magnitogorsk Chelyabinsk	8 000	29.01.2001 – 10.04.2001	1.09.2008 – 30.11.2008	Placement completed
11 natural persons	30.11.2000 / 20.04.2001	27.12.2000 / 16.05.2001	Emanzhelinsk Korkino Troitsk Miass Chebarkul Uyskoye Magnitogorsk Chelyabinsk	8 000	22.01.2001 – 05.04.2001	1.12.2008 – 28.02.2009	Placement completed
12 natural persons	30.11.2000 / 20.04.2001	27.12.2000 / 16.05.2001	Trekhgorny Yuzhnouralsk Yetkul Kasli Zlatoust Magnitogorsk Chelyabinsk	8 000	24.01.2001 – 06.04.2001	1.03.2009 – 31.05.2009	Placement completed
13 natural persons	30.01.2001 / 12.10.2001	22.03.2001 / 06.11.2001	Katav-Ivanovsky Ust-Katav Magnitogorsk Chelyabinsk Satka District Asha District Kusa District Miass Zlatoust	8 000	6.04.2001 – 25.09.2001	1.06.2009 – 31.08.2009	Placement completed
14 natural persons	30.01.2001 / 29.10.2001	22.03.2001 / 30.11.2001	Kartaly District Magnitogorsk Etkul District Emanzhelinsk Ozyersk Chelyabinsk Yuzhnouralsk Korkino Kopeisk Oktyabr District	8 000	6.04.2001 – 16.10.2001	1.09.2009 – 30.11.2009	Placement completed

			Plast Troitsk District				
15 natural persons	30.01.2001 / 29.10.2001	22.03.2001 / 30.11.2001	Chebarkul District Magnitoogorsk Chelyabinsk Miass Uysky District Kasli District Verkhny Ufaley Nyazepetrovsk District Kyshtym	8 000	6.04.2001 – 17.10.2001	1.12.2009 – 28.02.2010	Placement completed
16 natural persons	30.01.2001 / 8.01.2002	22.03.2001 / 18.02.2002	Chelyabinsk Region	8 000	29.05.2001 – 11.12.2001	1.03.2010 – 31.05.2010	Placement completed
17 juridical persons	30.01.2001 / 8.01.2002	22.03.2001 / 18.02.2002	Chelyabinsk Region	12 000	10.04.2001 – 21.12.2001	1.06.2010 – 31.08.2010	Placement completed
18 juridical persons	20.04.2001 / 8.01.2002	22.06.2001 / 18.02.2002	Miass Zlatoust Magnitogorsk Kopeisk Chelyabinsk Satka Asha Plast	12 000	18.07.2001 – 25.12.2001	1.09.2010 – 30.11.2010	Placement completed
19 natural persons	20.04.2001 / 20.12.2001	22.06.2001 / 12.02.2002	Plast Magnitogorsk Chelyabinsk Asha	8 000	10.07.2001 – 28.11.2001	1.12.2010 – 28.02.2011	Placement completed
20 natural persons	20.04.2001 / 20.12.2001	22.06.2001 / 12.02.2002	Chelyabinsk Troitsk District Zlatoust	8 000	10.07.2001 – 26.11.2001	1.03.2011 – 31.05.2011	Placement completed
21 natural persons	20.04.2001 / 26.11.2001	22.06.2001 / 17.12.2001	Magnitogorsk Miass Asha	8 000	18.07.2001 – 30.10.2001	1.06.2011 – 31.08.2011	Placement completed
22 natural persons	20.04.2001 / 20.12.2001	22.06.2001 / 12.02.2002	Kopeisk Miass Zlatoust Chelyabinsk Troitsk District Chebarkul District	8 000	24.08.2001 – 20.11.2001	1.09.2011 – 30.11.2011	Placement completed
23 natural persons	12.10.2001 / 29.01.2002	15.11.2001 / 04.03.2002	Chelyabinsk	8 000	23.11.2001 – 17.01.2002	1.09.2010 – 30.11.2010	Placement completed
24 natural persons	12.10.2001 / 25.02.2002	15.11.2001 / 24.04.2002	Zlatoust Magnitogorsk Chelyabinsk	8 000	24.01.2002 – 22.02.2002	1.12.2010 – 28.02.2011	Placement completed
25 natural persons	12.10.2001 / 25.02.2002	15.11.2001 / 18.03.2002	Asha District Troitsk Kopeisk Plast Yuzhnouralsk Kartaly Emanzhelinsk Kasli Nyazepetrovsk Verkhneuralsk Chelyabinsk	8 000	23.11.2001 – 13.02.2002	1.03.2011 – 31.05.2011	Placement completed
26 natural persons	12.10.2001 / 25.02.2002	15.11.2001 / 18.03.2002	Verkhny Ufaley Kyshtym Katav-Ivanovsk Kusa Ust-Katav Satka Chebarkul Korkino Miass Ozyorsk Kartaly Asha Zlatoust Magnitogorsk Chelyabinsk	8 000	23.11.2001 – 06.02.2002	1.06.2011 – 31.08.2011	Placement completed

Members of Issuer

Total number of shareholders (members): ***2 322***

Shareholders (members) holding not less than 5 percent of the authorized capital stock of the issuer:

1. Name – **OJSC "Svyazinvest"**
Registered address: ***55 Plyushchikha, Building 2, 119121 Moscow***
Mailing address: ***55 Plyushchikha, Building 2, 119121 Moscow***
Share in stock capital of the issuer: ***38.25%***

2. Name: ***ING Bank (Eurasia) CJSC (Closed joint stock company)***
Registered address: ***31, ul. Krasnaya Presnya, 123022, Moscow***
Mailing address: ***31, ul. Krasnaya Presnya, 123022, Moscow***
Share in stock capital of the issuer: ***15.6614% (nominee name)***

3. Name: ***CJSC "Depozitarno Kliringovaya Kompania" (Deposit and Clearing Company)***
Registered address: ***13, ul. Tverskaya-Yamskaya, 125047, Moscow***
Mailing address: ***12/2, Staraya Basmannaya, 14/2, Building 4, 103064, Moscow***
Share in stock caital of the issuer: ***8.7244%***

4. Name: ***Russian Federal Property Fund***
Registered address: ***19, Novy Arbat, 103025, Moscow***
Mailing address: ***19, Novy Arbat, 103025, Moscow***
Share in stock caital of the issuer: ***7.1143%***

Individuals Holding 5 and More percent of Votes in the Supreme Management Body of the Issuer

1. Name: ***OJSC "Svyazinvest"***
Share: ***50.999%***

2. Name: ***ING Bank (Eurasia) CJSC (Close joint stock company)***
Share: ***18.447 %***

3. Name: ***Russian Federal Property Fund***
Share: ***9.486%***

Number of Personnel of the Issuer

Average number of personnel of the Issuer, including the personnel of affiliated branches and representative offices for the period under review: ***7 388***

Common Branch Development

Installed capacity as of 01.10.2002 made up 737 410 subscriber numbers, operational capacity – 677 519 subscriber numbers, percentage of the capacity operating including newly launched ATEs made up 91.88%.

Information on the services users provided by the issuer:
Total: 669 152 subscribers (100.0%)

- population - 581 057 subscribers (86.8%)
- commercial enterprises, state (budget) organizations – 88 095 subscribers (13.2%)

Company's Key Activities and their Rate in the Total Income

Company's key services that make more than 10% of the icome of the Company are longdistance national and international communication (43-52%) and local telephone communication (26-40%).

Share of the key services in %

#	*Services*	*1999*	*2000*	*2001*	*1st quarter 2002*	*2nd quarter 2002*	*3rd quarter 2002*
1.	Longdistance national and international telephone communication	52.7	52.6	49.0	45.3	45.3	46.0
2.	Documentary communication	6.4	5.9	6.0	2.0	1.8	1.81
3.	City telephone communication	32.9	28.4	29.1	32.0	43.1	31.0
4.	Rural telephone communication	3.0	2.4	2.6	3.1	2.7	2.7
5.	Wire broadcasting	3.1	2.9	2.8	3.8	3.3	3.2
6.	CDMA wireless communication	-	1.9	10.4	10.0	11.2	11.4
7.	New services (ISDN)	-	-	0.1	3.8	3.8	3.9

Data as of 1 October, 2002